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SEC FILE NUMBER
8-25188

RECEIVED
MAR 0 1 2002
352

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERLIND SECURITIES INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH BROADWAY
(No. and Street)

WHITE PLAINS (City) NEW YORK (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HARVEY SILVESTER (914) 761-6665
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARDINO TOCCI & GOLDSTEIN LLP
(Name — *if individual, state last, first, middle name*)

122 EAST 42nd STREET, SUITE 1518 (Address) NEW YORK (City) NEW YORK (State) 10168 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HARVEY SILVESTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERLIND SECURITIES INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

1/28/02

Notary Public
PETER L. LEVINSON
Notary Public, State of New York
No. 01LE4859609
Qualified in Westchester County
Commission Expires May 19, 02

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)

Financial Statements and Supplementary Information Year Ended December 31, 2001

With Independent Auditors' Report

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

BERLIND SECURITIES, INC.

(A Wholly Owned Subsidiary of Berlind Group, Inc.)

Year Ended December 31, 2001

TABLE OF CONTENTS

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Chanin Building
122 East 42nd Street, Suite 1518
New York, New York 10168
212 682 1414; 212 294 6100
Fax 212 599 4278

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Berlind Securities, Inc.:

We have audited the accompanying statement of financial condition of Berlind Securities, Inc. (a wholly owned subsidiary of Berlind Group, Inc.) as of December 31, 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berlind Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tardino Tocci & Goldstein LLP

New York, New York
February 23, 2002

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Financial Condition
December 31, 2001

Assets

Cash (Note 3)	$ 10,228
Due from clearing broker (Note 3)	332,129
Commissions receivable	2,910
Advances to Berlind Group, Inc. (Note 6)	302,687
Security deposit	1,830
Prepaid expenses	235
Deferred tax asset	11,621
Total assets	$ 661,640

Liabilities and Stockholders' Equity

Accrued expenses	$ 8,984
Payroll taxes payable	4,881
Corporation taxes payable	100
Total liabilities	$ 13,965
Stockholders' Equity	
Common stock, $2.00 par value, 100 shares authorized, 100 shares issued and outstanding.	200
Additional paid-in-capital	62,300
Retained earnings	585,175
Total stockholders' equity	647,675
Total liabilities and stockholders' equity	$ 661,640

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Income
For The Year Ended December 31, 2001

Revenues:	
Commission income	$ 309,680
Other income	19,600
Total revenues	329,280
Expenses:	
Auto expense	8,091
Employee benefits	46,635
Equipment rental	38,775
Filing fees	1,569
Insurance	3,531
Legal and accounting	6,100
Occupancy costs (Note 4)	31,768
Office expense	6,516
Office supplies	3,979
Salaries and wages	158,387
Payroll taxes	23,561
Postage	2,412
Printing	548
Training and Seminar registration	4,275
Telephone	34,982
Travel and entertainment	13,233
Total expenses	384,362
Loss before income taxes	(55,082)
Provision for income tax benefit (Note 7)	21,485
Net Loss	$ (33,597)

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2001

	Common Stock				
	Number of shares	Amount	Additional Paid-In-Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2001	100	$ 200	$ 62,300	$ 618,772	$ 681,272
Net loss	—	—	—	(33,597)	(33,597)
Balance at December 31, 2001	100	$ 200	$ 62,300	585,175	647,675

The accompanying notes are an integral part of these financial statements.

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Cash Flows
For The Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ (33,497)
(Increase) decrease in operating assets:	
Due from clearing broker	114,544
Commissions receivable	3,807
Advance to Berlind Group	(27,060)
Prepaid expense	(235)
Deferred taxes asset	(11,621)
Increase in operating liabilities:	
Accrued expenses	(48,678)
Corporation taxes payable	(3,679)
Payroll taxes	(9,964)
Net cash provided by operating activities	(16,383)
Cash at beginning of year	26,611
Cash at end of year	$ 10,228
Supplemental disclosure of cash flow information:	
Income taxes payments (paid to parent)	0

The accompanying notes are integral part of these financial statements

Note 1 - Nature of Business

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The company's principal line of business is conducting securities transactions for its customers. The company clears its securities on a fully disclosed basis with another broker-dealer and, accordingly, is exempt from the provisions of SEC rule 15c3-3, and is not responsible for compliance with section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2001. The Company is a New York Corporation that is a wholly owned subsidiary of Berlind Group, Inc. (Parent).

Note 2 - Summary of Significant Accounting Policies

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commission income are recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Tax." This standard requires the use of liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income that is taxable for federal and state income tax reporting purpose.

Fair Value of Financial Instruments

The carrying amount reflected in the balance sheet for cash, due from clearing broker, commission receivable, accrued expenses payable, withholding taxes payable and corporation taxes payable approximate their respective fair values because of the short maturity of those instruments.

Compensated Absences

The Company has not accrued compensated absences since the amount is determined to be immaterial.

Note 3 - Concentrations of credit risk

The Company is engaged in conducting securities transactions for its customers in which counterparties include a broker-dealer. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 4 - Lease Commitments

The Company has several non-cancelable operating leases, including office facilities and business equipment that expire at various dates through August 31, 2004. For the year ended December 31,2001, equipment rental cost and office occupancy aggregated $38,775 and $31,768, respectively.

Future minimum lease payments, by year and in the aggregate under noncancelable operating leases with initial or remaining terms of one year or more are as follows

Years Ending December 31,	
2002	$53,055
2003	30,421
2004	17,169
	100,645

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined in rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $324,600 which was $224,600 in excess of its required net capital of $100,000. The Company's net capital ratio was .043 to 1.

Note 6 - Related Party Transactions

In 1999 Berlind Group (parent) entered into a contract to sell their interest in a partnership and a related transaction to purchase common shares from certain shareholders. The purchase of shares required a payment of $205,500 payable $130,500 in cash and a note of $75,000.

In 2000 the Company paid on behalf of the parent the $130,500, $25,000 due on the note and related interest of $3,937 and corporation tax on the sale of the partnership interest in the amount of $103,469.

In 2001 the company paid on behalf of the parent $25,000 due on the note and related interest of $2,438.

Note 7 - Income Taxes

The income tax provision (benefit) consist of:

Currently tax expense (benefit):	
State	$ 100
Deferred tax expense (benefit):	
Federal	(13,989)
State	(7,596)
Total income tax benefit	(21,485)

As of December 31, 2001, the Company has net operating loss carry forwards available for income tax purposes of $50,524 that will expire on December 31, 2021.

Note 8 - Subsequent Events / Contingencies

In the normal course of business the Company has been involved as a defendant in a legal action. However, management, after consultation with legal counsel, intends to vigorously defend their position and is of the opinion that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

Supplementary Information

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net Capital		
Stockholders' equity		$647,675
Deductions:		
Non-allowable assets:		
Advances to Berlind Group	$302,687	
Other assets	13,687	
		316,374
Net capital before haircuts on securities positions		331,301
Haircuts on securities:		
Other securities		6,701
Net capital		$324,600
Aggregate Indebtedness		
Accrued expense and corporation taxes payable		$ 13,965
Total aggregate indebtedness		$ 13,965
Computation of Basic Net Capital Requirement		
Minimum net capital required		$100,000
Excess net capital at 1,500 percent		$322,505
Excess net capital at 1,000 percent		$323,203
Ratio: aggregate indebtedness to net capital		043 : 1

See independent auditors' report.

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Schedule II
Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Corresponding Unaudited Form X-17A-5 Part IIA Filing

As of December 31, 2001

Net capital, as reported in the Company's unaudited Part IIA FOCUS Report		$314,736
Adjustments affecting Company's ownership equity – increase (decrease):		
Deferred tax asset	$11,621	
Accrued expenses and Taxes payable	9,864	
		21,485
Adjustments affecting non-allowable assets – decrease (increase):		
Deferred tax asset		(11,621)
Net capital per Schedule I		$324,600

See independent auditors' report.